Exhibit 99.1

Cipher Pharmaceuticals Reports Q1 2016 Financial Results

-     Revenue increased 23%
-     Delivered on multiple commercial and regulatory milestones
-     Positive cash from operating activities of $1.4 million while investing in future growth

MISSISSAUGA, ON, May 5, 2016 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company") today announced its financial and operational results for the three months ended March 31, 2016. Unless otherwise noted, all figures are in U.S. currency.

"In the first quarter, we delivered on several key commercial milestones that strengthen and diversify our product portfolio and position the company to deliver higher organic revenue growth," said Shawn Patrick O'Brien, President and CEO of Cipher. "We launched Actikerall® in Canada and Bionect Foam in the U.S.; SitavigTM was accepted for review by Health Canada; and, subsequent to quarter end, we launched BeteflamTM in Canada and received Health Canada approvals for Dermadexin and Pruridexin. In addition to our four royalty products, we now have four directly marketed products in Canada and 13 overall in North America, adding up to 17 revenue streams and growing."

"We delivered 23% top-line growth this quarter, which included $2.2 million in revenue from our U.S. business. Revenue would have been even stronger if not for delays in royalty product shipments and the $0.9 million impact of certain program changes on product reserves. These delays did not impact supply to our partners and the product shipments are expected to be completed in the second quarter. Consistent with our plan, we continued to invest significantly in our U.S. products and capabilities while generating positive cash flows from operating activities of $1.4 million in the quarter. As we deliver on our growth plans and see the impact of product launches and sales strategies we're implementing with Sitavig, Nuvail and Bionect, we expect to accelerate revenue and drive long-term profitability."

Financial Highlights for Q1 2016
(all figures compared to Q1 2015)

•	Total revenue increased 23% to $9.1 million from $7.4 million.
•	Licensing revenue of $5.9 million compared with $6.7 million.
•	Product revenue increased to $3.1 million from $0.7 million, driven primarily by new products acquired with Innocutis, as well as strong growth of Canadian products.
•	EBITDA[1] of $0.3 million, compared with $3.6 million, and Adjusted EBITDA[1] of ($0.3) million, compared with $4.0 million.
•	Cash flows from operating activities was $1.4 million.
•	Net loss was $2.7 million or $0.10 per basic share.
•	$28.8 million in cash and cash equivalents at quarter end, up from $27.2 million at year end.

Product Development Highlights

Cipher achieved multiple commercial and regulatory milestones in Q1 2016, and announced a few more subsequent to quarter end:

•	In early January 2016, Cipher U.S. launched a foam preparation of Bionect®.
•	Sitavig® was accepted for review by Health Canada in February 2016.
•	Actikerall® launched in Canada in February 2016.
•	BeteflamTM launched in Canada in April 2016.
•	SD Cream and AD Cream (also known as DermadexinTM and PruridexinTM) were approved in Canada in April 2016. In addition European approval of Helioclin® Pruritus SD Cream (also known as Pruridexin) was received.
•	Ozenoxacin's second Phase III clinical trial was successfully completed by Ferrer in 2015, achieving its primary end-point, and Cipher is targeting a regulatory submission to Health Canada in Q2 2016. Any further development costs are the responsibility of Ferrer.
•	Isotretinion is advancing toward launch in Chile by the Company's marketing partner in the second half of 2016 and is under regulatory review in Brazil.
•	CF101's Phase III study design for Rheumatoid Arthritis has been completed by Can-Fite, with the study expected to commence in 2016. Any further development costs are the responsibility of Can-Fite.
•	CF101's Phase III study design for Psoriasis is being completed by Can-Fite, with the study expected to commence in 2016. Any further development costs are the responsibility of Can-Fite.
•	In April 2016, licensed the worldwide rights to develop and commercialize an investigational tattoo removal cream.

Financial Review
(All figures are in U.S. dollars)

Total Revenue

Total revenue for Q1 2016 increased 23% to $9.1 million from $7.4 million for Q1 2015.

Licensing Revenue

Licensing revenue was $5.9 million, compared with $6.7 million for Q1 2015.

Revenue for Absorica was $4.6 million in Q1 2016, compared to $5.1 million in Q1 2015. While Absorica prescriptions grew by 5.4% in Q1 2016 compared to Q1 2015, delays in finished goods product shipments affected revenue during the quarter. This was a timing issue only and product shipments are expected to increase in Q2 2016.

Revenue for Lipofen® was $0.9 million in Q1 2016, compared with $1.2 million in Q1 2015. While the Company's partner has decreased its commercial efforts, the product continues to be a steady source of cash flow to Cipher.

Revenue from the Company's extended-release tramadol product (ConZip® in the U.S. and Durela® in Canada) was $0.5 million in Q1 2016, compared to $0.4 million in Q1 2015. An authorized generic version of the product was launched in the U.S. market in July 2015 through Cipher's partner. Combined sales of the branded and authorized generic versions increased by 35% in Q1 2016 compared to Q1 2015.

Product Revenue

Product revenue increased to $3.1 million in Q1 2016 from $0.7 million, primarily due to the addition of Innocutis products acquired in April 2015 and continued growth of the Company's Canadian products.

Product revenue from U.S. operations was $2.2 million for Q1 2016, driven by Sitavig ($0.9 million), Nuvail ($0.7 million), Bionect ($0.4 million) and Inova ($0.1 million). Sitavig total prescriptions were up 35% in Q1 2016 compared to Q1 2015. Compared with Q4 2015, total Sitavig prescriptions were steady; however, the product market share increased to 20% as the total market for branded topical antivirals decreased by 18% over this period, which is consistent with the seasonality effect over the past several years.

Product revenue from Canadian products was $0.9 million compared to $0.7 million in Q1 2015. In local currency, the year-over-year growth in revenues was 60%. Canadian product revenue performance was driven by Epuris, with net sales of $0.8 million.

Expenses

Selling and marketing expense for Q1 2016 was $3.8 million, compared to $0.5 million in Q1 2015. The increase is primarily attributable to the acquisition of Innocutis. The reported expenses in Q1 2015 only included the Canadian sales force and related marketing activities. The U.S. based sales and marketing expenses are mainly focused on driving the growth of Sitavig, Nuvail and Bionect through an internal sales force and enhanced marketing efforts.

General and administrative ("G&A") expense for Q1 2016 was $3.7 million, compared to $2.8 million in Q1 2015. Expenses incurred by U.S. operations in Q1 2016 were $1.6 million. The increases in G&A mainly reflect the addition of Innocutis, higher expenses for Canadian business development activities, as well as additions to the management team to support future growth.

Research and development expense for Q1 2016 was $0.3 million, compared to $0.4 million for Q1 2015.

Adjusted EBITDA

Adjusted EBITDA in Q1 2016 was ($0.3) million, a decrease of $4.3 million compared to Q1 2015. The decrease in Q1 was primarily the result of increased expense and investment with the Innocutis acquisition, consistent with the Company's strategy to enhance its U.S. products and capabilities to drive long-term profitability.

Net Income (Loss)

Net loss in Q1 2016 was ($2.7) million, or ($0.10) per basic share, compared to net income of $2.5 million, or $0.10 per basic share, in Q1 2015.

Financial Statements and MD&A

Cipher's Financial Statements and Management's Discussion and Analysis ("MD&A") for the quarter ended March 31, 2016 will be available on the Company's website at www.cipherpharma.com in the "Investors" section under "Quarterly Reports" and on SEDAR at www.sedar.com

Notice of Conference Call & Annual Meeting

Cipher will hold a conference call today, May 5, 2016, at 8:30 a.m. (ET) to discuss its financial results and other corporate developments. To access the conference call by telephone, dial 647-427-7450 or 1888-231-8191. A live audio webcast will be available at http://bit.ly/1SoKaaO or the Investor Relations section of the Company's website at http://www.cipherpharma.com. An archived replay of the webcast will be available for 90 days.

The Company is also hosting its Annual Meeting of Shareholders today at 11:00 a.m. (ET).  A webcast of the presentation will be available at the Investor Relations section of the Company's website at http://www.cipherpharma.com.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products with the goal of becoming the most customer-centric dermatology company in North America.

Cipher completed seven transactions in 2015, including the acquisition of Innocutis and its nine branded dermatology products, to build its U.S. commercial presence, expand its Canadian dermatology franchise and broaden its pipeline. Cipher is well-capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to, our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our dependency on a limited number of products; integration difficulties and other risks if we acquire or in-license technologies or product candidates; reliance on third parties for the marketing of certain products; the product approval process is highly unpredictable; the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; we generate license revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators; no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions; certain of our products are subject to regulation as controlled substances; limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies; various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; we may be unsuccessful in evaluating material risks involved in completed and future acquisitions; we may be unable to identify, acquire or integrate acquisition targets successfully; operations in the U.S.; inability to meet covenants under our credit facilities; compliance with privacy and security regulation; our policies regarding returns, allowances and chargebacks may reduce revenues; certain regulations could restrict our activities; additional regulatory burden and controls over financial reporting; reliance on third parties to perform certain services; general commercial litigation, class actions, other litigation claims and regulatory actions; being a foreign private issuer may limit the information available to U.S. shareholders; we may lose our foreign private issuer status which could result in significant additional costs; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent laws; litigation in the pharmaceutical industry concerning the manufacture and supply of novel and generic versions of existing drugs; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; our operating results may fluctuate significantly; and our debt obligations will have priority over the Common Shares in the event of a liquidation, dissolution or winding up. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

1 EBITDA is a non-IFRS financial measure. The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Cipher defines Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, non-cash share-based compensation, changes in fair value of derivative financial instruments and foreign exchange gains and losses from the translation of Canadian cash balances.

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors: In Canada: Craig Armitage, LodeRock Advisors, (416) 347-8954, craig.armitage@loderockadvisors.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, thoffmann@troutgroup.com; Media: Mike Beyer, Sam Brown Inc., (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 07:00e 05-MAY-16